# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CG Oncology, Inc., CIK 0001991792
CUSIP: 156944100
Title of class of securities: Common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 400 Spectrum Center Drive, Suite 2040, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-182242
Filed by CIK 0001991263

## Reporting persons
- Unique Diamond Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 586,982; shared voting power 0; sole dispositive power 586,982; shared dispositive power 0; aggregate amount beneficially owned 586,982 (0.8% of the class)
  Comment: *This calculation is based on 76,037,858 shares of Common stock, $0.0001 par value per share ("Common Stock") outstanding as of December 16, 2024, as disclosed in the Issuer's Form 424B4 Prospectus filed by the Company on December 13, 2024 based on the number of shares of Common Stock to be outstanding if the underwriters exercised their option to purchase additional shares of Common Stock in full.
- ORI Healthcare Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 586,982; shared voting power 0; sole dispositive power 586,982; shared dispositive power 0; aggregate amount beneficially owned 586,982 (0.8% of the class)
  Comment: *This calculation is based on 76,037,858 shares of Common Stock outstanding as of December 16, 2024, as disclosed in the Issuer's Form 424B4 Prospectus filed by the Company on December 13, 2024 based on the number of shares of Common Stock to be outstanding if the underwriters exercised their option to purchase additional shares of Common Stock in full.
- ORI Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 586,982; shared voting power 0; sole dispositive power 586,982; shared dispositive power 0; aggregate amount beneficially owned 586,982 (0.8% of the class)
  Comment: *This calculation is based on 76,037,858 shares of Common Stock outstanding as of December 16, 2024, as disclosed in the Issuer's Form 424B4 Prospectus filed by the Company on December 13, 2024 based on the number of shares of Common Stock to be outstanding if the underwriters exercised their option to purchase additional shares of Common Stock in full.
- ORI Capital Holding Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 586,982; shared voting power 0; sole dispositive power 586,982; shared dispositive power 0; aggregate amount beneficially owned 586,982 (0.8% of the class)
  Comment: *This calculation is based on 76,037,858 shares of Common Stock outstanding as of December 16, 2024, as disclosed in the Issuer's Form 424B4 Prospectus filed by the Company on December 13, 2024 based on the number of shares of Common Stock to be outstanding if the underwriters exercised their option to purchase additional shares of Common Stock in full.
- Charming Jade Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 3,003,931; shared voting power 0; sole dispositive power 3,003,931; shared dispositive power 0; aggregate amount beneficially owned 3,003,931 (4% of the class)
  Comment: *This calculation is based on 76,037,858 shares of Common Stock outstanding as of December 16, 2024, as disclosed in the Issuer's Form 424B4 Prospectus filed by the Company on December 13, 2024 based on the number of shares of Common Stock to be outstanding if the underwriters exercised their option to purchase additional shares of Common Stock in full.
- ORI Healthcare Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,003,931; shared voting power 0; sole dispositive power 3,003,931; shared dispositive power 0; aggregate amount beneficially owned 3,003,931 (4% of the class)
  Comment: *This calculation is based on 76,037,858 shares of Common Stock outstanding as of December 16, 2024, as disclosed in the Issuer's Form 424B4 Prospectus filed by the Company on December 13, 2024 based on the number of shares of Common Stock to be outstanding if the underwriters exercised their option to purchase additional shares of Common Stock in full.
- ORI Capital II Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,003,931; shared voting power 0; sole dispositive power 3,003,931; shared dispositive power 0; aggregate amount beneficially owned 3,003,931 (4% of the class)
  Comment: *This calculation is based on 76,037,858 shares of Common Stock outstanding as of December 16, 2024, as disclosed in the Issuer's Form 424B4 Prospectus filed by the Company on December 13, 2024 based on the number of shares of Common Stock to be outstanding if the underwriters exercised their option to purchase additional shares of Common Stock in full.
- ORI Holding II Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,003,931; shared voting power 0; sole dispositive power 3,003,931; shared dispositive power 0; aggregate amount beneficially owned 3,003,931 (4% of the class)
  Comment: *This calculation is based on 76,037,858 shares of Common Stock outstanding as of December 16, 2024, as disclosed in the Issuer's Form 424B4 Prospectus filed by the Company on December 13, 2024 based on the number of shares of Common Stock to be outstanding if the underwriters exercised their option to purchase additional shares of Common Stock in full.
- Healthcare Seed Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,590,913; shared voting power 0; sole dispositive power 3,590,913; shared dispositive power 0; aggregate amount beneficially owned 3,590,913 (4.7% of the class)
  Comment: *This calculation is based on 76,037,858 shares of Common Stock outstanding as of December 16, 2024, as disclosed in the Issuer's Form 424B4 Prospectus filed by the Company on December 13, 2024 based on the number of shares of Common Stock to be outstanding if the underwriters exercised their option to purchase additional shares of Common Stock in full.
- SONG, Hong Fang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 4,211,341; shared voting power 0; sole dispositive power 4,211,341; shared dispositive power 0; aggregate amount beneficially owned 4,211,341 (5.5% of the class)
  Comment: *This calculation is based on 76,037,858 shares of Common Stock outstanding as of December 16, 2024, as disclosed in the Issuer's Form 424B4 Prospectus filed by the Company on December 13, 2024 based on the number of shares of Common Stock to be outstanding if the underwriters exercised their option to purchase additional shares of Common Stock in full.

## Item 1. Issuer
Name of issuer: CG Oncology, Inc.
Address of issuer's principal executive offices: 400 Spectrum Center Drive, Suite 2040, Irvine, California, 92618

## Item 2. Person Filing
Name of person filing:
Unique Diamond Investments Limited
Charming Jade Limited
ORI Healthcare Fund, L.P.
ORI Healthcare Fund II, L.P.
ORI Capital Inc.
ORI Capital II Inc.
ORI Capital Holding Inc.
ORI Holding II Inc.
Healthcare Seed Limited
SONG, Hong Fang

Unique Diamond Investments Limited is a wholly owned subsidiary of ORI Healthcare Fund, L.P. ORI Capital Inc. is the general partner of ORI Healthcare Fund, L.P. and a wholly owned subsidiary of ORI Capital Holding Inc. Charming Jade Limited is a wholly owned subsidiary of ORI Healthcare Fund II, L.P. ORI Capital II Inc. is the general partner of ORI Healthcare Fund II, L.P. and a wholly owned subsidiary of ORI Holding II Inc. Each of ORI Capital Holding Inc. and ORI Holding II Inc. is a wholly owned subsidiary of Healthcare Seed Limited. Ms. Song is the sole owner of Healthcare Seed Limited.

Each of the foregoing parties is referred to as a "Reporting Person" and collectively, as the "Reporting Persons."
Address of principal business office or, if none, residence: The principal business office of each of the Reporting Persons is C/O Room Nos., 4727-34, Sun Hung Kai Centre, 30 Harbour Road, Wanchai, Hong Kong.
Citizenship: The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information set forth in rows 5 through 11 of the cover pages to this Schedule 13G is incorporated by reference. The reported percentages are based upon 76,037,858 shares of Common Stock outstanding as of December 16, 2024, as disclosed in the Issuer's Form 424B4 Prospectus filed by the Company on December 13, 2024 based on the number of shares of Common Stock to be outstanding if the underwriters exercised their option to purchase additional shares of Common Stock in full.

Unique Diamond Investments Limited directly owns 586,982 shares of Common Stock, which represents approximately 0.8% of the outstanding shares of Common Stock, and Charming Jade Limited directly owns 3,003,931 shares of Common Stock, which represents approximately 4.0% of the outstanding shares of Common Stock. Unique Diamond Investments Limited is a wholly-owned subsidiary of ORI Healthcare Fund, L.P. ORI Capital Inc. is the general partner of ORI Healthcare Fund, L.P. and may be deemed to have voting, investment and dispositive power with respect to these securities. ORI Capital Inc. is a wholly-owned subsidiary of ORI Capital Holding Inc, which is a wholly-owned subsidiary of Healthcare Seed Limited. Charming Jade Limited is a wholly-owned subsidiary of ORI Healthcare Fund II, L.P. ORI Capital II Inc. is the general partner of ORI Healthcare Fund II, L.P. and may be deemed to have voting, investment and dispositive power with respect to these securities. ORI Capital II Inc. is a wholly-owned subsidiary of ORI Holding II Inc., which is a wholly-owned Subsidiary of Healthcare Seed Limited. Healthcare Seed Limited, as a result, may be deemed to beneficially own 3,590,913 shares of Common Stock held by Unique Diamond Investments Limited and Charming Jade Limited, which represents approximately 4.7% of the outstanding shares of Common Stock. As the sole owner of Healthcare Seed Limited, Ms. Song may be deemed to beneficially own 4,211,341 shares of Common Stock, which includes 613,928 shares of Common Stock held directly by Ms. Song and 6,500 shares of Common Stock underlying options held by Ms. Song that are exercisable as of December 31, 2024 or that will become exercisable within 60 days after such date, which represents approximately 5.5% of the outstanding shares of Common Stock.
Percent of class: See above.
Sole power to vote or to direct the vote:
(1) Unique Diamond Investments Limited: 586,982 shares of Common Stock;
(2) ORI Healthcare Fund, L.P.: 586,982 shares of Common Stock;
(3) ORI Capital Inc.: 586,982 shares of Common Stock;
(4) ORI Capital Holding Inc.: 586,982 shares of Common Stock;
(5) Charming Jade Limited: 3,003,931 shares of Common Stock;
(6) ORI Healthcare Fund II, L.P.: 3,003,931 shares of Common Stock;
(7) ORI Capital II Inc.: 3,003,931 shares of Common Stock;
(8) ORI Holding II Inc.: 3,003,931 shares of Common Stock;
(9) Healthcare Seed Limited: 3,590,913 shares of Common Stock; and
(10) SONG, Hong Fang: 4,211,341 shares of Common Stock.
Shared power to vote or to direct the vote: None.
Sole power to dispose or to direct the disposition:
(1) Unique Diamond Investments Limited: 586,982 shares of Common Stock;
(2) ORI Healthcare Fund, L.P.: 586,982 shares of Common Stock;
(3) ORI Capital Inc.: 586,982 shares of Common Stock;
(4) ORI Capital Holding Inc.: 586,982 shares of Common Stock;
(5) Charming Jade Limited: 3,003,931 shares of Common Stock;
(6) ORI Healthcare Fund II, L.P.: 3,003,931 shares of Common Stock;
(7) ORI Capital II Inc.: 3,003,931 shares of Common Stock;
(8) ORI Holding II Inc.: 3,003,931 shares of Common Stock;
(9) Healthcare Seed Limited: 3,590,913 shares of Common Stock; and
(10) SONG, Hong Fang: 4,211,341 shares of Common Stock.
Shared power to dispose or to direct the disposition: None.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Unique Diamond Investments Limited: /s/ SONG, Hong Fang, SONG, Hong Fang/Director (01/28/2025)
- ORI Healthcare Fund, L.P.: /s/ SONG, Hong Fang, SONG, Hong Fang/Director (01/28/2025)
- ORI Capital Inc.: /s/ SONG, Hong Fang, SONG, Hong Fang/Director (01/28/2025)
- ORI Capital Holding Inc.: /s/ SONG, Hong Fang, SONG, Hong Fang/Director (01/28/2025)
- Charming Jade Limited: /s/ SONG, Hong Fang, SONG, Hong Fang/Director (01/28/2025)
- ORI Healthcare Fund II, L.P.: /s/ SONG, Hong Fang, SONG, Hong Fang/Director of General Partner (01/28/2025)
- ORI Capital II Inc.: /s/ SONG, Hong Fang, SONG, Hong Fang/Director (01/28/2025)
- ORI Holding II Inc.: /s/ SONG, Hong Fang, SONG, Hong Fang/Director (01/28/2025)
- Healthcare Seed Limited: /s/ SONG, Hong Fang, SONG, Hong Fang/Director (01/28/2025)
- SONG, Hong Fang: /s/ SONG, Hong Fang, SONG, Hong Fang (01/28/2025)